SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1)*

                                 PRANDIUM, INC.
                                ----------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                    500481106
                                   -----------
                                 (CUSIP Number)

                                December 31, 2000
                               -------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [ ]     Rule 13d-1(c)
                  [X]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         Continued on following page(s)
                                Page 1 of 7 Pages

                                  SCHEDULE 13G

CUSIP No. 500481106                                            Page 2 of 7 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  AIF II, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [ ]
                                                     b. [ ]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
Number of                                   0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    0%

12       Type of Reporting Person*

                  PN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 500481106                                            Page 3 of 7 Pages


5        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  APOLLO ADVISORS, L.P.

6        Check the Appropriate Box If a Member of a Group*
                                                     a. [ ]
                                                     b. [ ]
7        SEC Use Only

8        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
Number of                                   0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            0

13       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

14       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [ ]

15       Percent of Class Represented By Amount in Row (9)

                                    0%

16       Type of Reporting Person*

                  PN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 500481106                                            Page 4 of 7 Pages



Item 1(a)         Name of Issuer:

                  Prandium, Inc. (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  18831 Von Karman Avenue
                  Irvine, CA 92612.

Item 2(a)         Name of Person Filing:

                  AIF II, L.P. and Apollo Advisors, L.P.


Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  AIF II, L.P.
                  c/o Apollo Advisors, L.P.
                  Two Manhattanville Road
                  Purchase, New York 10577

                  Apollo Advisors, L.P.
                  Two Manhattanville Road
                  Purchase, New York 10577

Item 2(c)         Citizenship:

                  Delaware

Item 2(d)         Title of Class of Securities:

                  Common Stock, $0.01 par value.

Item 2(e)         CUSIP Number:

                  500481106

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned as of December 31, 2000:

                  AIF II, L.P. - 0 shares of Common Stock
                  Apollo Advisors, L.P. - 0 shares of Common Stock

                                                               Page 5 of 7 Pages

Item 4(b)         Percent of Class:

                  AIF II, L.P. - 0%
                  Apollo Advisors, L.P. - 0%

Item 4(c) Number of shares as to which such person has:

         (i)      Sole power to vote or to direct the vote:                    0

         (ii)     Shared power to vote or to direct the vote:                  0

         (iii)    Sole power to dispose or to direct the disposition of:       0

         (iv)     Shared power to dispose or to direct the disposition of:     0


Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                           This Item 6 is not applicable.

                                                               Page 6 of 7 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                           This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                           This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                           This Item 9 is not applicable.

Item 10. Certification:

                           This Item 10 is not applicable.

                                                               Page 7 of 7 Pages

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  December 29, 2000                AIF II, L.P.

                                        By:     APOLLO ADVISORS, L.P.
                                                its Managing General Partner

                                        By:     Apollo Capital Management, Inc.
                                                Its General Partner


                                        By: /s/ Michael D. Weiner
                                            ------------------------------------
                                            Michael D. Weiner
                                            Vice President



                                        APOLLO ADVISORS, L.P.


                                        By:      Apollo Capital Management, Inc.
                                                 Its General Partner


                                        By: /s/ Michael D. Weiner
                                            ------------------------------------
                                            Michael D. Weiner
                                            Vice President